UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina

Plan number: 008

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX Corporation
(AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina)
3900 Electronics Drive
Raleigh, North Carolina 27604

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Index
December 31, 2005 and 2006

Note:Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator

AFGWU Local 1028 401(k) Retirement Plan for

Employees of AVX Corporation in Raleigh, North Carolina

We have audited the accompanying statements of net assets available for benefits of AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

/s/ GRANT THORNTON LLP

Columbia, South Carolina

July 11, 2007

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Statement of Net Assets Available for Benefits
December 31, 2005 and 2006

	2005	2006
Assets
Investments, at fair value
Mutual funds	$ 4,080,719	$ 3,894,358
Common/collective trust	2,597,751	2,836,506
Common stock of sponsor and affiliate	402,963	363,558
Participant loans	706,068	786,143
Total investments	7,787,501	7,880,565
Receivables
Participant contributions	---	8,084
Employer contributions	86,628	65,308
Total receivables	86,628	73,392
Total assets	7,874,129	7,953,957
Liabilities
Accrued administrative expenses	1,329	---
Total liabilities	1,329	---

Net assets available for benefits at fair value	7,872,800	7,953,957
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	46,413	53,856
Net assets available for benefits	$ 7,919,213	$ 8,007,813

The accompanying notes are an integral part of these financial statements.

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

2006
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$ 344,163
Interest and dividends	432,237
Total investment income	776,400
Contributions
Participant	342,174
Employer	201,798
Total contributions	543,972
Total additions	1,320,372
Deductions from net assets attributed to
Benefits paid to participants and employee withdrawals	1,212,561
Administrative expenses	19,211
Total deductions	1,231,772
Net increase	88,600
Net assets available for benefits
Beginning of year	7,919,213
End of year	$ 8,007,813

The accompanying notes are an integral part of this financial statement.

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Notes to Financial Statements
December 31, 2005 and 2006

1.	Description of the Plan

The following description of the AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General and Eligibility
The Plan, which was adopted on July 1, 1995, is a defined contribution plan established to provide retirement benefits to employees of AVX Corporation (the “Company” and the Plan sponsor) who are members of the AFGWU Local 1028 Union and have worked 90 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust and common stock of Kyocera Corporation as investment options for participants. In April 2006, the Plan eliminated a participant’s ability to invest in the common stock of AVX Corporation, effective for investments made after April 30, 2006.  The Company contributes a matching contribution on participant deferrals of up to 5% of compensation that a participant contributes to the Plan as follows:

Participant Contribution	Company Matching Contribution

1%	0.667% of compensation
2%	1.334% of compensation
3%	2.000% of compensation
4%	2.500% of compensation
5%	3.000% of compensation

Each year the Company also makes a fixed contribution to the Plan equal to 1% of each participant's annual compensation.  Additional contributions are made for members with 20 years or more of service as of July 1, 1995.  Contributions are subject to certain limitations.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (1) the Company's contributions, and (2) plan earnings less an allocation of administrative expenses. Allocations are based on participant contributions and earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled to is that amount which can be provided from the participant's vested account.

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Notes to Financial Statements
December 31, 2005 and 2006

Vesting
Participants are vested immediately in their contributions and employer matching contributions plus actual earnings thereon. Vesting in the Company's fixed contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of qualifying service.

Participant Loans
Plan participants may borrow from their individual account balance in the Plan.  A participant may have a maximum of two loans outstanding.  A participant must have a minimum of $5,000 account balance in order to receive a loan and the minimum loan amount permitted by the Plan is $1,000.  The maximum allowable loan from the Plan is 50% of the participant’s vested account balance and may not exceed $50,000.  Loans bear interest at a rate determined by the Plan Committee; at December 31, 2006 and 2005 the rate for new loans is 5% annually.  All principal and interest repayments are credited to the individual participant’s account.

Payment of Benefits
Benefits under the Plan are payable after termination of service or retirement in an amount equal to the vested interest in the participant's account. Benefits are paid as a lump sum or a payout as elected by the Plan participant. For participants terminating employment with vested balances less than $5,000, the value of their vested balance is paid in one lump sum.

Forfeitures
For the Plan year in which the forfeiture occurs, amounts of forfeitures shall be used to first reduce the Company’s matching contributions, and then to reduce the Company’s fixed contribution.  During the year ended December 31, 2006, there were no forfeitures used to reduce either matching or fixed contributions.  At December 31, 2005 and 2006, forfeited non-vested account balances totaled $31,718 and $35,278, respectively.

Administrative Expenses
The costs to administer the Plan are paid by the Plan and allocated to participants’ accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Notes to Financial Statements
December 31, 2005 and 2006

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  The common/collective trust is presented at fair value on the statement of net assets available for benefits.  The investments in the trust are fully benefit-responsive investment contracts which are valued at contract value, as provided in the FSP.  The contract value is equal to the principal balance plus accrued interest.  The fair value of fully benefit responsive investment contracts is calculated using a discounted cash flow model using discount rates of similar maturity investment contracts.  The sponsor and affiliate common stocks are valued at quoted market prices as reported on a nationally recognized exchange.  Participant loans are valued at their outstanding balances, which approximate fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest is recorded in the period earned.  Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
Benefits are recorded when paid.

3.	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 or 2005, are as follows:
	2005	2006

Merrill Lynch Retirement Preservation Trust, at fair value	$ 2,597,751	$ 2,836,506
Van Kampen Comstock Fund A	997,651	978,201
Oakmark Equity and Income Fund	881,815	885,681
BlackRock Global Allocation Fund	---	823,255
Delaware Diversified	496,772	563,920
Kyocera Corporation Common Stock	362,666	---
Merrill Lynch Global Allocation Fund	831,742	---
Participant Loans	706,068	786,143

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Notes to Financial Statements
December 31, 2005 and 2006

During the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $344,163 as follows:

AVX Corporation Common Stock	$ 856
Kyocera Corporation Common Stock	96,304
Mutual Funds	247,003
$ 344,163

4.	Related-Party Transactions

Certain Plan investments are shares of mutual funds and common collective trust funds managed by Merrill Lynch.  Merrill Lynch is the Investment Manager, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.  In addition, loans to participants (employees of the Company) qualify as party-in-interest transactions, which also are exempt from the prohibited transaction rules.
At December 31, 2006, the Plan holds 3,379 shares of Kyocera Corporation common stock and 2,900 shares of AVX Corporation common stock with market values of $320,673 and $42,885, respectively.  At December 31, 2005, the Plan holds 4,956 shares of Kyocera Corporation common stock and 2,783 shares of AVX Corporation common stock with market values of $362,666 and $40,297, respectively.  The ability for participants to make additional investments in AVX stock was discontinued in April 2006.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  If the Plan is terminated, all participants shall become 100% vested in their accounts regardless of years of service.  Participant accounts will be paid in accordance with Plan provisions as soon as is practicable after the termination.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed in accordance with the applicable requirements of the IRC.  Also, subsequent to year end, the plan administrator determined that the Plan may have had a partial plan termination occurrence during the last three plan years.  This may have resulted in underpayments of distributions to terminated participants.  The plan administrator is investigating the matter and is committed to resolving the issue.  Such issues of non compliance may be corrected via one of several correction programs available by the IRS rules and regulations.  The plan administrator intends to utilize such programs to correct any issues of non-compliance and thus they believe the plan will remain in compliance with the IRC and will remain tax exempt.

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Notes to Financial Statements
December 31, 2005 and 2006

7.	Reconciliation Between the Financial Statements and Form 5500

The following tables reconcile the information provided in the Form 5500 to the Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits provided in the financial statements:

	Investment Income	Net appreciation in fair value of investments	Contributions	Benefit Payments	Administrative Expenses
Per financial statements	$432,237	$344,163	$543,972	$(1,212,561)	$(19,211)
Reversal of current year contributions receivable			(73,392)
Addition of prior year contribution receivable			86,628
Addition of prior year accrued liabilities					(1,329)
Miscellaneous reclassifications	(402,009)	395,799	(25)	25	6,210
Per Form 5500	$30,228	$739,962	$557,183	$(1,212,536)	$(14,330)

	Net Assets Available for Benefits as of December 31,
	2005	2006
Net assets available for benefits per the financial statements	$ 7,919,213	$ 8,007,813
Less:
Participant contributions receivable	---	(8,084)
Employer contributions receivable	(86,628)	(65,308)
Add:
Accrued administrative expense	1,329	---
Net assets available for benefits per Form 5500	$ 7,833,914	$ 7,934,421

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Notes to Financial Statements
December 31, 2005 and 2006

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2006 to Form 5500:
2006

Net increase in net assets available for benefits per the financial statements	$ 88,600
Add:
Employer contributions receivable at December 31, 2005	86,628

Less:
Employer contributions receivable at December 31, 2006	(65,308)
Participant contributions receivable at December 31, 2006	(8,084)
Accrued administrative expense at December 31, 2005	(1,329)

Net assets available for benefits per Form 5500	$ 100,507

8.	Risks and Uncertainties

The Plan provides for various investment options in mutual funds which invest in combinations of stocks, bonds, fixed income securities, and other investment securities as well as common stock and common collective trusts.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX Corporation (AFGWU Local 1028 401(k) Retirement Plan
for Employees of AVX Corporation in Raleigh, North Carolina)

By:	/s/ Gerald Boykin
Gerald Boykin
Plan Administrator of the AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina

Date:	July 11, 2007

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current value

*	Merrill Lynch Retirement Preservation Trust	Common/collective trust		$ 2,836,506
	BlackRock Aurora Portfolio	Mutual Fund		150,140
	BlackRock S&P 500 Index Fund	Mutual Fund		256,051
	BlackRock Global Allocation Fund	Mutual Fund		823,255
	Van Kampen Comstock Fund A	Mutual Fund		978,201
	Oakmark Equity and Income Fund	Mutual Fund		885,681
	Delaware Diversified	Mutual Fund		563,920
	Davis New York Venture Fund A	Mutual Fund		125,781
	American Funds Growth Fund of Amer R3	Mutual Fund		36,433
	American Funds European Growth R3	Mutual Fund		74,896
				3,894,358
*	Kyocera Corporation	Common Stock		320,673
*	AVX Corporation	Common Stock		42,885
				363,558
*	Participant Loans	Interest rates: 5% - 10% with varying
		maturity dates		786,143
				$ 7,880,565

*Denotes a party-in-interest
**Not applicable for participant directed investments